UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549*

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

X-Rite, Incorporated

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number)

OEPX, LLC

320 Park Avenue, 18th Floor
New York, NY 10022
(212) 277-1500

Copy to:

William R. Dougherty, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /  /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103
1.		Names of Reporting Persons OEPX, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) /X/
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,655,169*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,655,169*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 28,655,169*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13.		Percent of Class Represented by Amount in Row (11) 36.85%**
14.		Type of Reporting Person (See Instructions) OO

* This number does not include the shares issuable to OEP upon exercise of the OEP Warrants (as further described in Item 6 below).

** The calculation of the foregoing percentage is based on 77,669,550 shares of Issuer Common Stock (as defined herein) outstanding as of August 1, 2009.

CUSIP No. 983857103
1.		Names of Reporting Persons One Equity Partners III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) /X/
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,655,169*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,655,169*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 28,655,169*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13.		Percent of Class Represented by Amount in Row (11) 36.85**
14.		Type of Reporting Person (See Instructions) PN

* This number does not include the shares issuable to OEP upon exercise of the OEP Warrants (as further described in Item 6 below).

** The calculation of the foregoing percentage is based on 77,669,550 shares of Issuer Common Stock (as defined herein) outstanding as of August 1, 2009.

CUSIP No. 983857103
1.		Names of Reporting Persons OEP General Partner III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) /X/
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,655,169*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,655,169*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 28,655,169*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13.		Percent of Class Represented by Amount in Row (11) 36.85**
14.		Type of Reporting Person (See Instructions) PN

* This number does not include the shares issuable to OEP upon exercise of the OEP Warrants (as further described in Item 6 below).

** The calculation of the foregoing percentage is based on 77,669,550 shares of Issuer Common Stock (as defined herein) outstanding as of August 1, 2009.

CUSIP No. 983857103
1.		Names of Reporting Persons OEP Holding Corporation
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) /X/
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,655,169*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,655,169*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 28,655,169*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13.		Percent of Class Represented by Amount in Row (11) 36.85**
14.		Type of Reporting Person (See Instructions) HC; CO

* This number does not include the shares issuable to OEP upon exercise of the OEP Warrants (as further described in Item 6 below).

** The calculation of the foregoing percentage is based on 77,669,550 shares of Issuer Common Stock (as defined herein) outstanding as of August 1, 2009.

This Amendment No. 1 to Schedule 13D amends and supplements Items 4, 5, 6 and 7 of the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2008 (as amended from time to time, the “Schedule 13D”), and relates to the shares of common stock, par value $0.10 per share (“Issuer Common Stock”), of X-Rite, Incorporated, a Michigan corporation (“X-Rite” or the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the addition of the following immediately following the first sentence of the third paragraph:

The Reporting Persons also have the right to appoint additional directors to the Board in certain circumstances set forth in the Certificate of Designation (defined below) and to appoint members to the Administrative Committee (defined below) of the Board, each as described further in Item 6 below.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting sections (a) and (b) and replacing them with the following:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of August 18, 2009, following the consummation of the transactions contemplated by the Investment Agreement and the Exchange Agreement (the “Exchange Agreement”), dated August 18, 2009, by and among the Issuer, OEP, Sagard Capital Partners, L.P., (“Sagard”) and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (collectively, “Tinicum” and, together with OEP and Sagard, the “Investors”), each of OEP, OEP III, OEP GP III and OEP Holding may be deemed to beneficially own 28,655,169 shares of Issuer Common Stock, representing approximately 36.85% of the outstanding Issuer Common Stock (based on 77,669,550 shares of Issuer Common Stock outstanding as of August 1, 2009).  This number consists of (i) the 28,571,429 shares of Issuer Common Stock issued to OEP, (ii) 3,155 shares of restricted Issuer Common Stock issued to each of two officers of OEP Holding on October 28, 2008, and (iii) 38,715 shares of restricted Issuer Common Stock issued to each of two officers of OEP Holding on May 20, 2009.  These officers of OEP Holding, Mr. David M. Cohen and Mr. Colin M. Farmer, are two of the three individuals designated by OEP to serve on the Board, as further described in Item 6 below.  In connection with Mr. Cohen’s and Mr. Farmer’s service on the Issuer’s Board, each was granted (i) on October 28, 2008, 3,155 shares of Issuer Common Stock under the Issuer’s 2008 Omnibus Long Term Incentive Plan, and (ii) on May 20, 2009, 38,715 shares of issuer Common Stock under the Issuer’s 2008 Omnibus Long Term Incentive Plan.  Each of Mr. Cohen and Mr. Farmer holds these shares of restricted Issuer Common Stock for the benefit of OEP III.  In addition, in connection with Mr. Cohen’s and Mr. Farmer’s service to the Board, each was granted (i) on October 28, 2008, options to purchase 7,098 shares of Issuer Common Stock, (ii) on April 15, 2009, options to purchase 81,566 shares of Issuer Common Stock and (iii) on May 20, 2009, options to purchase 87,109 shares of Issuer Common Stock.  None of the options vest within 60 days of the filing of this Schedule 13D, and therefore are not deemed to be beneficially owned by Mr. Cohen, Mr. Farmer, OEP, OEP III, OEP GP III or OEP Holding.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the addition of the following at the end therein:

The Exchange Agreement

On August 18, 2009, OEP acquired $25,316,480.88 principal amount of loans (“Acquired Loans”) under the Second Lien Credit and Guaranty Agreement, dated October 24, 2007, as amended August 18, 2009, by and among the Company and the other parties thereto (the “Second Lien Credit Agreement”), from certain lenders under the Second Lien Credit Agreement for an aggregate consideration of $23,797,492.02 (the “Acquired Loans Purchase Price”).  The Acquired Loans Purchase Price was funded by equity contributions to OEP by OEP II Partners Co-Invest, L.P., OEP III and OEP III Co-Investors, L.P., which are the three members of OEP.

On August 18, 2009, pursuant to the Exchange Agreement, OEP acquired 25,316.48 shares of Series A Cumulative Preferred Stock, par value $0.10 per share (the “Preferred Stock”) and a warrant (the “OEP Warrant”) providing OEP the right, subject to receipt of shareholder approval as described in further detail below, to acquire 4,568,527.88 shares (the “OEP Warrant Shares”) of Issuer Common Stock at an initial exercise price of $0.01 per share (subject to adjustment as set forth in the OEP Warrant) from the Issuer in exchange for the cancellation of the Acquired Loans under the Second Lien Credit Agreement (such exchange and cancellation, the “Exchange”).

In connection with the Exchange Agreement, Sagard and Tinicum (the “Other Investors”) also collectively received 16,244.74 shares of Preferred Stock and warrants (the “Other Investors’ Warrants” and, together with the OEP Warrant, the “Warrants”) providing the Other Investors the right to collectively acquire 2,931,472.12 shares (the “Other Investors’ Warrant Shares” and, together with the OEP Warrant Shares, the “Warrant Shares”) of Issuer Common Stock (subject to adjustment as set forth in the Other Investors’ Warrants) in exchange for the assignment of $16,244,742.24 outstanding principal amount of loans under the Second Lien Credit Agreement.

Pursuant to undertakings made in the Exchange Agreement, a special meeting of the Issuer’s shareholders (the “Shareholders’ Meeting”) will be held, at which the Issuer’s shareholders will vote on a proposal necessary to permit the Investors to exercise the Warrants.  The Issuer is obligated to use its reasonable best efforts to obtain such approval of the shareholders (the “Shareholder Approval”).  OEP has separately entered into a voting agreement with the Issuer, whereby OEP agrees to vote any shares of Issuer Common Stock it owns on the date of such meeting in favor of such proposal.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock

The Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the “Certificate of Designation”) was filed by the Issuer with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009.  The Preferred Stock is not convertible into shares of Issuer Common Stock.

Pursuant to the terms of the Certificate of Designation, the shares of Preferred Stock purchased by OEP have an initial aggregate liquidation preference equal to the sum of (a) $25,316,480.88, (b) all accrued and unpaid dividends and (c) in the case of any event of liquidation or winding up of the Company or any event requiring the company to redeem, repurchase, or offer to repurchase any Preferred Stock (i) prior to the Shareholders’ Meeting or (ii) following the Shareholders’ Meeting if the Shareholder Approval is not received, the Participation Amount (as defined in the Certificate of Designation) (the amounts set forth in clauses (a) through (c) above, the “Liquidation Preference”).

The Issuer may, in certain circumstances, pay the Participation Amount payable to OEP by delivering shares of Issuer Common Stock (the “Redemption Shares”) equal to the Participation Amount divided by the trading price of the Issuer Common Stock, calculated as set forth in the Certificate of Designation.  Upon receipt of the Shareholder Approval, the Participation Amount will no longer be payable, and if the Participation Amount is paid, the Warrants shall no longer be exercisable.  The number of Redemption Shares will initially be 4,568,527.88, subject to certain adjustments as set forth in the Certificate of Designation.  In no circumstances shall the Issuer issue both the Redemption Shares and the Warrant Shares to the Investors.

The holders of the Preferred Stock have the right to receive quarterly dividends in an amount equal to (a) an annual rate of 14.375%, (b) if an Event of Default (as defined in the Certificate of Designation) has occurred, an additional 2.0% per annum and (c) (i) in the case of any event of liquidation or winding up of the Company or any event requiring the company to redeem, repurchase, or offer to repurchase any Preferred Stock prior to the Shareholders’ Meeting or (ii) following the Shareholders’ Meeting if the Shareholder Approval is not received, an aggregate amount equal to the amount which would be paid to the holders of 7.5 million shares of Issuer Common Stock (subject to anti-dilution adjustments).  The Board may pay dividends accrued with respect to the Preferred Stock, generally at its option, in cash, or “in kind” with additional shares of Preferred Stock.

The Issuer is required to redeem all of the then outstanding Preferred Stock on January 23, 2014 (the “Mandatory Redemption Date”) at a price equal to the Liquidation Preference.  In addition, at any time from and after the Shareholders’ Meeting, subject to certain restrictions as further detailed in the Certificate of Designation, the Issuer may optionally redeem all shares of the Preferred Stock for an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued to pay “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued and unpaid dividends and the Participation Amount (if applicable pursuant to the Certificate of Designation.)  The “Early Redemption Multiplier” shall equal (a) prior to and including October 25, 2010, 107%, (b) from and after October 25, 2010 through and including October 24, 2011, 105%, (c) from and after October 25, 2011 through and including October 24, 2012, 103%, (d) from and after October  25, 2012 through and including October  24, 2013, 101%, and (e) from and after October 25, 2013, 100%.

In the event of a Fundamental Change (as defined in the Certificate of Designation), the Issuer is required to redeem or make an offer to repurchase all of the outstanding shares of Preferred Stock at an amount equal to $1,000 per share of Preferred Stock (including additional shares of Preferred Stock issued to pay “in kind” dividends) multiplied by the Early Redemption Multiplier, plus all accrued and unpaid dividends and the Participation Amount (if applicable pursuant to the Certificate of Designation.)

In addition, in the event of certain breaches by the Issuer of its obligations set forth in the Certificate of Designation (including a failure to declare or pay dividends or to redeem or repurchase the Preferred Stock when required), the holders of a majority of the shares of Preferred Stock will have the right to elect between two and four additional directors to the Board.  This is in addition to the right that OEP has, under the Investment Agreement, to appoint three individuals to the Board.  In no event will OEP have the ability to designate a majority of the Board.

The Certificate of Designation also provides for the creation and maintenance of an Administrative Committee of the Board (the “Administrative Committee”), initially comprised of five Board members.  The Administrative Committee shall (a) work actively with the Chief Executive Officer of the Corporation to provide strategic planning recommendations to the entire Board of Directors for review and consideration, (b) work actively with the Chief Executive Officer of the Corporation to provide annual budget recommendations to the entire Board of Directors for review and consideration and (c) be granted the authority to approve any change in executive management appointments.  The holders of shares of Preferred Stock shall initially have the right to elect up to three members to the

Administrative Committee.  OEP has designated David M. Cohen and Colin Farmer as its initial designees to the Administrative Committee.

The Preferred Stock ranks senior to the Issuer Common Stock in respect of payment of dividends and/or distribution of assets upon a liquidation.  The consent of holders of a majority of the shares of Preferred Stock is required to permit: (a) the issuance of any additional Preferred Stock (other than as expressly contemplated in the Certificate of Designation); (b) the creation (by reclassification or otherwise) or issuance of any new class or series of capital stock; (c) the purchase or redemption or declaration or payment of dividends on shares of capital stock or equity securities (subject to certain exceptions); (d) the creation or incurrence whether directly or indirectly, of any indebtedness, other than as permitted under the Issuer’s existing credit agreements (excluding (i) any creation or incurrence of any indebtedness that is convertible or exchangeable into shares of capital stock of the Issuer, (ii) any creation or incurrence of unsecured indebtedness in excess of the amount permitted under the Issuer’s existing credit agreements and (iii) any extension, renewal or replacement (including by way of modification or amendment) of the Issuer’s existing credit agreements (subject to certain exceptions)); or (v) the increase of the size of the Board other than in connection with an increase to permit the addition of the additional directors (as described above).

In addition, the consent of (a) holders of a majority of the shares of Preferred Stock and (b), if one or more Investors (together with its affiliates) holds at least 50% of the Preferred Stock initially issued to such Investor upon the Exchange, the consent of each such Investor shall also be required to (i) alter or change the rights, preferences or privileges of the Preferred Stock, (ii) amend, alter or repeal any provision of the articles of incorporation or bylaws of the Issuer in a manner materially and disproportionately adverse to the Preferred Stock or (iii) increase or decrease the authorized number of shares of Preferred Stock.

Warrants

As described above, in connection with the Exchange Agreement, OEP received the OEP Warrants.  The OEP Warrant provides OEP the right to acquire the OEP Warrant Shares in whole or in part at the exercise price then in effect (the “Exercise Price”), which Exercise Price is initially $0.01 per OEP Warrant Share.  OEP’s right to receive the Warrant Shares is subject to receipt of Shareholder Approval, and following the receipt of Shareholder Approval, the OEP Warrant is exercisable at OEP’s option at any time until August 18, 2019.  If Shareholder Approval is not obtained at the next Shareholder Meeting, the OEP Warrant will automatically terminate.  The number of OEP Warrant Shares issuable upon the exercise of the OEP Warrant and the Exercise Price are each subject to anti-dilution adjustments.

Investment Agreement Amendment

In connection with the Exchange Agreement, OEP and the Issuer entered into an amendment, dated as of August 18, 2009 (the “Investment Agreement Amendment”), to the Investment Agreement to, among other things, exclude the transactions contemplated by the Exchange Agreement from the standstill agreement previously entered into by OEP and modify the determination of OEP’s percentage ownership for purposes of the preemptive rights provision in the Investment Agreement to include all shares beneficially owned by OEP (including the OEP Warrant Shares).

Registration Rights Agreement Amendment

In connection with the Exchange Agreement, OEP and the Other Investors entered into an amendment, dated as of August 18, 2009 (the “Registration Rights Agreement Amendment”), to the Registration Rights Agreement to include the Investor Shares (as defined in the Exchange Agreement) among the “Registrable Securities” as set forth therein.

The foregoing summaries of the Investment Agreement, Registration Rights Agreement, Exchange Agreement, Certificate of Designation, OEP Warrant, Investment Agreement Amendment, Voting Agreement and Registration Rights Agreement Amendment do not purport to be complete and each is qualified in its entirety by the complete text of the Investment Agreement attached hereto as Exhibit 2, the Registration Rights Agreement attached hereto as Exhibit 3, the Exchange Agreement attached hereto as Exhibit 4, the Certificate of Designation attached hereto as Exhibit 5, the OEP Warrant attached hereto as Exhibit 6, the Investment Agreement Amendment attached hereto as Exhibit 7, the Letter Agreement attached hereto as Exhibit 8 and the Registration Rights Agreement Amendment attached hereto as Exhibit 9, each of which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

Exhibit Number	Description of Exhibits
4.

Exchange Agreement, dated as of August 18, 2009, between X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated by reference to Exhibit 10.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

5.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock of X-Rite, Incorporated, filed with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009 (incorporated by reference to Exhibit 3.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

6.	Form of Warrant of X-Rite, Incorporated (incorporated by reference to Exhibit 10.2 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).
7.

Amendment No. 1, dated as of August 18, 2009, to the Investment Agreement, dated as of August 20, 2008, between X-Rite Incorporated and OEPX, LLC (incorporated by reference to Exhibit 10.6 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

8.

Letter Agreement, dated as of August 18, 2009, between X-Rite, Incorporated and OEPX, LLC regarding voting of shares (incorporated by reference to Exhibit 10.3 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

9.

Amendment No. 1, dated as of August 18, 2009, to the Registration Rights Agreement, dated as of October 28, 2009, by and among X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated by reference to Exhibit 10.8 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OEPX, LLC

By: /s/ Colin M. Farmer

 Name: Colin M. Farmer

 Title: Vice President

ONE EQUITY PARTNERS III, L.P.

By: OEP General Partner III, L.P.

  as its general partner

By: OEP Holding Corporation

  as its general partner

       By:

/s/ Colin M. Farmer

  Name: Colin M. Farmer

  Title: Managing Director

OEP GENERAL PARTNER III, L.P.

By: OEP Holding Corporation

  as its general partner

       By:

/s/ Colin M. Farmer

  Name: Colin M. Farmer

  Title: Managing Director

OEP HOLDING CORPORATION

       By:

/s/ Colin M. Farmer

  Name: Colin M. Farmer

  Title: Managing Director

Dated: August 20, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
4.

Exchange Agreement, dated as of August 18, 2009, between X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated by reference to Exhibit 10.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

5.

Certificate of Designation, Preferences and Rights of Series A Preferred Stock of X-Rite, Incorporated, filed with the Michigan Department of Energy, Labor and Economic Growth on August 18, 2009 (incorporated by reference to Exhibit 3.1 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

6.	Form of Warrant of X-Rite, Incorporated (incorporated by reference to Exhibit 10.2 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).
7.

Amendment No. 1, dated as of August 18, 2009, to the Investment Agreement, dated as of August 20, 2008, between X-Rite Incorporated and OEPX, LLC regarding voting of shares (incorporated by reference to Exhibit 10.6 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

8.

Letter Agreement, dated as of August 18, 2009, between X-Rite, Incorporated and OEPX, LLC (incorporated by reference to Exhibit 10.3 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).

9.

Amendment No. 1, dated as of August 18, 2009, to the Registration Rights Agreement, dated as of October 28, 2009, by and among X-Rite, Incorporated, OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated by reference to Exhibit 10.8 to X-Rite, Incorporated’s Current Report on Form 8-K filed August 18, 2009).